CANADIAN NATURAL RESOURCES LIMITED PROVIDES AN
UPDATE ON THE SOUTH AFRICA BLOCK 11B/12B
CALGARY, ALBERTA – OCTOBER 28, 2020 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) announces that in connection with the Company’s 20% working interest in South Africa Block 11B/12B, the operator has made a significant gas condensate discovery on the Luiperd prospect, located in the Outeniqua Basin, 175 kilometers off the southern coast of South Africa. This discovery follows the previously announced Brulpadda discovery in 2019.
The Luiperd well was drilled to a total depth of approximately 3,400 meters and encountered 73 meters of net gas condensate pay in well-developed, good quality, Lower Cretaceous reservoirs. Following a comprehensive coring and logging program, the well will be tested to assess the dynamic reservoir characteristics and deliverability.
Canadian Natural expects the costs for this well to be fully carried pursuant to Farm Out Agreements.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

TIM S. MCKAY
President
MARK A. STAINTHORPE
Chief Financial Officer and Senior Vice-President, Finance
JASON M. POPKO
Manager, Investor Relations
Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com